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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

 Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

                           For the month of March 2005

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                                   JACADA LTD.
                 (Translation of registrant's name into English)

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                           11 Galgalei Haplada Street
                             Herzliya, 46722 Israel
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  |X|        Form 40-F  |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

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

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                                Explanatory Note
                                ----------------

Attached is:

Exhibit 1. Press Release, released publicly on July 28, 2005.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       JACADA LTD.

                                       By: /s/ Tzvia Broida
                                           -------------------------------------
                                       Name:  Tzvia Broida
                                       Title: Chief Financial Officer

Dated: July 28, 2005

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                                                                       EXHIBIT 1

                 Jacada Reports Financial Results for the 2005
       Second Quarter; Software Revenue Increases 50% Year-Over-Year; Net
                        Loss Narrows to $0.01 per Share


    ATLANTA--(BUSINESS WIRE)--July 28, 2005--Jacada Ltd. (Nasdaq:
JCDA), a leader in software solutions that accelerate business process improvement, today reported financial results for the 2005 second quarter.
    Total revenues for the 2005 second quarter were $5.5 million, up from $4.0 million in the 2005 first quarter and $4.9 million in the second quarter of 2004. Software and products revenues were $2.0 million in the 2005 second quarter, up from $0.8 million in the 2005 first quarter and $1.3 million in the second quarter of 2004. Service and maintenance revenues were $3.5 million in the 2005 second quarter, compared to $3.2 million in the 2005 first quarter and $3.5 million in the second quarter of 2004.
    Gross profit for the 2005 second quarter was $4.5 million, or 82% of total revenues, compared to $2.6 million, or 66% of total revenues, in the 2005 first quarter. Operating loss for the 2005 second quarter was $410,000, compared to $4.3 million in the 2005 first quarter. Net loss for the 2005 second quarter was $233,000, or $0.01 per share, compared to a net loss of $4.2 million, or $0.22 per share, in the 2005 first quarter. In the second quarter of 2004, Jacada reported gross profit of $3.6 million, or 74% of total revenues, an operating loss of $2.1 million, and a net loss of $1.9 million, or $0.10 per share.
    At the end of the 2005 second quarter, Jacada's cash and investments totaled $39.3 million, compared to $36.7 million at the end of the 2005 first quarter and $41.1 million at the end of the 2004 second quarter.
    "I am very pleased to report that Jacada experienced improved results based on the sale of Jacada Fusion," said Gideon Hollander, CEO of Jacada. "After a relatively challenging period launching our new solution, we are now gaining positive momentum. Our long-time investments are starting to deliver results and we anticipate that this quarter marks the beginning of a growth path for Jacada Fusion."
    "In the second quarter, Jacada achieved significant revenue growth, based on the sale of Jacada Fusion, and reduced losses, due to improvements we implemented in our sales, marketing and operations model," said Hollander. "Jacada was also able to achieve several milestones in the 2005 second quarter, including total revenues being higher than anytime over the past two and a half years, and software and product revenues being the highest since third quarter of 2003.
    "We continue to be excited about the traction Jacada Fusion is gaining in the contact center market," said Hollander. "New account activity is encouraging. During the second quarter, Jacada secured a significant enterprise license agreement for Jacada Fusion with a large contact center outsourcer."
    "The interest we are experiencing from call center outsourcers is very encouraging," said Hollander. "Call center outsourcers are experts in operating efficient and effective call centers. They service some of the largest companies in the world and represent one of the largest call center segments as measured by the number of agents. When outsourcers make significant investments in Jacada Fusion, it is clear that the value it delivers is applicable to the majority of call centers worldwide."
    "Due to the continued growth in our sales pipeline worldwide and the visibility created by existing agreements, we anticipate that third quarter results will be consistent with second quarter results," said Hollander. "It is important to note that revenue from Jacada Fusion deals is recognized over the term of the contract. This methodology significantly improves visibility and promotes sustained growth, but decreases short-term revenue."
    Jacada will hold a teleconference at 10:30 a.m. Eastern time today. To participate in the teleconference, please call toll-free 1-800-553-5260 or 612-332-0636 for international callers, approximately 10 minutes prior to the start time. The teleconference will also be available via Webcast at www.jacada.com (under "Investors") or www.fulldisclosure.com
    A telephonic playback of the teleconference will be available for one week beginning at 2 p.m. ET on July 28. To access the replay, dial toll-free 800-475-6701, or for international callers dial 320-365-3844, and provide Access Code 787498.
    About Jacada - Jacada solutions help customers rapidly simplify and improve high-value business processes while eliminating the traditional long and expensive systems replacement projects.
    Jacada Fusion is an award-winning Agent Productivity Solution containing patented technology that enables organizations to reduce customer churn as well as increase revenues by providing more time for up-sell and cross-sell activities. Jacada Fusion delivers a simplified interaction to dramatically improve the efficiency of the agent and the experience of the customer. By significantly reducing call handle times and training costs, Jacada Fusion delivers hard ROI, with payback achieved in months. Jacada solutions are deployed in over 100 contact centers to over 100,000 customer service representatives (agents) worldwide, and to millions of users through self-service applications designed to off-load contact center activity.
    Jacada has over 1200 customers worldwide including many Fortune 1000 corporations and government organizations. Founded in 1990, Jacada operates globally with offices in Atlanta, Georgia; Herzliya, Israel; and London, England. Jacada can be reached at www.jacada.com or at 1-800-773-9574.
    This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to future financial results and plans for future business development activities, and are prospective. These statements include all statements that are not statements of historical fact and consists of those regarding intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company's financing plans; (ii) trends affecting the Company's financial condition or results of operations; and (iii) the Company's growth strategy and operating strategy (including the development of its products and services). The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. The Company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. For a more complete discussion of risk factors, please see the Company's Form 20-F and other Statements filed with the Securities and Exchange Commission.
    Jacada is a trademark of Jacada Ltd. All other brands or product names are trademarks of their respective owners.


CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

                                                June 30,  December 31,
                                                  2005       2004
                                                ---------  ---------
                                                Unaudited
                                               -----------

  ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                     $   4,386   $   3,552
  Marketable securities                            15,559      19,573
  Trade receivables (net of allowance for
   doubtful accounts of $ 322 and $ 163 at June
   30, 2005 and December 31, 2004,
   respectively)                                    1,487       2,472
  Other current assets                              1,212         791
                                                 ---------   ---------

Total current assets                               22,644      26,388
                                                 ---------   ---------

LONG-TERM INVESTMENTS:
  Marketable securities                            19,335      14,488
  Severance pay fund                                  796         969
                                                 ---------   ---------

Total long-term investments                        20,131      15,457
                                                 ---------   ---------

PROPERTY AND EQUIPMENT, NET                         1,139       1,326
                                                 ---------   ---------

OTHER ASSETS, NET:
  Other intangibles                                 1,190       1,429
  Goodwill                                          4,630       4,630
                                                 ---------   ---------

Total other assets, net                             5,820       6,059
                                                 ---------   ---------

Total assets                                    $  49,734   $  49,230
                                                 =========   =========



CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

                                                June 30,  December 31,
                                                  2005       2004
                                                ---------  ----------
                                                Unaudited
                                               -----------

   LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Trade payables                                $     948  $    1,024
  Deferred revenues                                 9,018       3,822
  Accrued expenses and other liabilities            3,769       3,816
                                                 ---------  ----------

Total current liabilities                          13,735       8,662
                                                 ---------  ----------

ACCRUED SEVERANCE PAY                               1,239       1,479
                                                 ---------  ----------

SHAREHOLDERS' EQUITY:
  Share capital:
   Ordinary shares of NIS 0.01 par value:
    Authorized: 30,000,000 shares as of June
    30, 2005 and December 31, 2004; Issued and
    outstanding: 19,499,384 and 19,326,010
    shares as of June 30, 2005 and December 31,
    2004, respectively                                 56          56
  Additional paid-in capital                       70,020      69,785
  Accumulated other comprehensive loss               (355)       (200)
  Accumulated deficit                             (34,961)    (30,552)
                                                 ---------  ----------

Total shareholders' equity                         34,760      39,089
                                                 ---------  ----------

                                                $  49,734  $   49,230
                                                 =========  ==========



CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

                  Six months ended     Three months ended  Year ended
                      June 30,              June 30,        Dec. 31,
               --------------------------------------------
                  2005       2004       2005       2004       2004
               ---------- ---------- ---------- ----------- ----------
                                Unaudited
               --------------------------------------------

Revenues:
Software and
 products          $2,848     $2,634     $2,008     $1,335     $5,749
Services            1,946      2,982        990      1,448      5,481
Maintenance         4,713      4,239      2,501      2,087      8,554
               ---------- ---------- ---------- ---------- ----------

Total revenues      9,507      9,855      5,499      4,870     19,784
               ---------- ---------- ---------- ---------- ----------

Cost of
 revenues:
Software and
 products             372        199        142        115        631
Services            1,512      1,797        689        879      3,341
Maintenance           466        554        146        284      1,143
               ---------- ---------- ---------- ---------- ----------

Total cost of
 revenues           2,350      2,550        977      1,278      5,115
               ---------- ---------- ---------- ---------- ----------

Gross profit        7,157      7,305      4,522      3,592     14,669
               ---------- ---------- ---------- ---------- ----------

Operating
 expenses:
Research and
 development        2,270      2,752        956      1,362      5,278
Sales and
 marketing          6,525      5,247      2,580      2,693     10,507
General and
 administrative     3,108      2,554      1,396      1,351      4,758
Restructuring
 and other              -        525          -        295        525
               ---------- ---------- ---------- ---------- ----------

Total operating
 expenses          11,903     11,078      4,932      5,701     21,068
               ---------- ---------- ---------- ---------- ----------

Operating loss     (4,746)    (3,773)      (410)    (2,109)    (6,399)
Financial
 income, net          337        376        177        200        786
               ---------- ---------- ---------- ---------- ----------

Net loss          $(4,409)   $(3,397)     $(233)   $(1,909)   $(5,613)
               ========== ========== ========== ========== ==========

Basic and
 diluted net
 loss per share    $(0.23)    $(0.18)    $(0.01)    $(0.10)    $(0.29)
               ========== ========== ========== ========== ==========

Weighted
 average number
 of shares used
 in computing
 basic and
 diluted net
 loss per
 share         19,432,243 19,249,985 19,484,239 19,293,910 19,282,800
               ========== ========== ========== ========== ==========



    CONTACT: Jacada, Atlanta
             Ann Conrad, 770-352-1310 ext 382
             aconrad@jacada.com